Exhibit 1 Buenos Aires, May 10, 2012

Mr. President of the Argentine
Securities Commission
Dr. Alejandro Vanoli
S               /              D

Ref.:	Relevant Fact. (Hecho Relevante) Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) announces the sale of assets.

Dear Sirs,

I hereby inform the Comisión Nacional de Valores, in my capacity as attorney-in-fact of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”), that, on the date hereof, we closed the transaction that was disclosed to the Comisión on April 23, 2012 regarding the indirect sale of 70.6% of the capital stock of Empresa Distribuidora de Electricidad de Salta S.A. (“EDESA”). All terms and conditions precedent relating to such transaction were satisfied.

As provided in the offer, the Purchaser paid an amount equal to AR$83,834,000, while the balance of US$3,000,000 will be paid in accordance with the terms that have been previously disclosed; in turn, EDESA paid in full the loan granted by EDENOR in the amount of AR$131,319,500, plus the amount of AR$5,873,433 in interest accrued to date.

The amounts received on the day hereof, amounting to AR$221,026,933, will be used to further develop the investment plan of the company.

Finally, we note that this transaction creates a consolidated accounting result for the year 2012 that amounts to approximately AR$24,500,000.

Sincerely yours.

Diego Manuel Allegue
Attorney-in-fact
EDENOR S.A.